EXPENSE LIMITATION AGREEMENT

Virtus Stone Harbor Emerging Markets Income Fund

(“EDF” or the “Fund”)

101 Munson Street, Suite 104

Greenfield, MA 01301

April 11, 2022

Virtus Alternative Investment Advisers, Inc.

One Financial Plaza

Hartford, CT 06103

Ladies and Gentlemen:

Virtus Alternative Investment Advisers, Inc. (“Virtus”) and EDF, as parties to this Expense Limitation Agreement (the “Agreement”), dated as of April 11, 2022, hereby agree as follows:

1. The Fund is a closed-end management investment company with a single investment portfolio.

2. Pursuant to an Investment Advisory Agreement between the Fund and Virtus dated on or after the date hereof (as from time to time in effect, the “Advisory Agreement”), the Fund has retained or will retain Virtus to provide the Fund and the Fund’s shareholders with investment management services.

3. With respect to each the common shares of the Fund (the “Common Shares”)), as used in this Agreement:

(a) “Attributable Operating Expenses” means the actual operating expenses attributable to the Common Shares, excluding investment advisory fees paid to Virtus, interest, any other fees or expenses relating to financial leverage, preferred shares (such as dividends on preferred shares, auction agent fees and commissions and rating agency fees) or borrowing (such as interest, commitment, amendment and renewal expenses on credit or redemption facilities), taxes, extraordinary, unusual or infrequently occurring expenses (such as litigation), costs related to share offerings, brokerage commissions, expenses incurred in connection with any merger or reorganization, Underlying Fund Expenses and dividend expenses, if any (each expressed as a percentage of average daily net assets attributable to Common Shares), prior to any waiver, reduction or reimbursement by Virtus under this Agreement, but after any waiver, reduction or reimbursement by Virtus or its affiliates under any other agreement, including, without limitation, any investment advisory fee waiver agreement or administrative fee waiver agreement;

(b) “Effective Operating Expenses” means the actual operating expenses attributable to the Common Shares, excluding investment advisory fees paid to Virtus, interest, any other fees or expenses relating to financial leverage, preferred shares (such as dividends on preferred shares, auction agent fees and commissions and rating agency fees) or borrowing (such as interest, commitment, amendment and renewal expenses on credit or redemption facilities), taxes, extraordinary, unusual or infrequently occurring expenses (such as litigation), costs related to share offerings, brokerage commissions, expenses incurred in connection with any merger or reorganization, Underlying Fund Expenses and dividend expenses, if any (each expressed as a percentage of average daily net assets attributable to Common Shares), after any waiver, reduction or reimbursement by Virtus or its affiliates under this Agreement or under any other agreement;

(c) “Expense Limit” means the “Expense Limit” listed for the Common Shares on Schedule A hereto.

(d) “Annual Excess Amount” means the extent to which the annual Attributable Operating Expenses for a fiscal year (or portion thereof if the Fund commenced operations during the course of such fiscal year) exceed the Expense Limit; and

(e)  “Underlying Fund Expenses” means any fees and expenses incurred indirectly by the Fund as a result of investment by the Fund in shares of one or more “investment companies” (within the meaning of the 1940 Act (defined below)) or entities that would be “investment companies” but for the exceptions from that definition provided for in sections 3(c)(1) and 3(c) (7) of the 1940 Act.

4. Each month, the Attributable Operating Expenses of the Common Shares for such month shall be annualized as of the last day of the month. Until the Expense Limitation Expiration Date as specified in Schedule A, if such annualized Attributable Operating Expenses exceed the Expense Limit, Virtus shall waive, reduce or reimburse the management fee it is entitled to receive from the Fund under the Advisory Agreement or otherwise reimburse Fund expenses for that month by an amount such that the annualized Effective Operating Expenses of the Common Shares for such month equal the Expense Limit.

5. If in any month during which the Advisory Agreement is in effect, the annualized Attributable Operating Expenses of the Common Shares are less than the Expense Limit, then Virtus will be entitled to reimbursement by the Fund of any or all management fees previously waived, reduced or reimbursed by Virtus or other expenses reimbursed with respect to the Common Shares (the “Aggregate Reimbursement Amount”) pursuant to this Agreement and not subsequently reimbursed to Virtus pursuant to this paragraph, to the extent that the Attributable Operating Expenses of the Common Shares for such month plus the amount so reimbursed, when annualized, does not exceed the lower of the Expense Limit of such Common Shares in effect at the time of the applicable waiver or reimbursement by Virtus and any Expense Limitation in effect at the time of such recoupment; provided, however, that no amount would be reimbursed by the Fund more than three years after the date on which it was incurred or waived by Virtus; and provided, further, that the amount of any such reimbursement shall in no event exceed the Aggregate Reimbursement Amount of the Common Shares. Amounts eligible for recoupment by Virtus will be deemed reimbursed in the order in which amounts were waived, reduced or reimbursed by Virtus.

6. As necessary, and subject to any reimbursements made pursuant to paragraph 5 of this Agreement, on or before the last day of the first month of each fiscal year of the Fund, an adjustment payment shall be made by Virtus or the Fund such that the amount of the management fees or other expenses waived, reduced or reimbursed by Virtus pursuant to this Agreement with respect to such Common Shares during the previous fiscal year shall equal the Annual Excess Amount, if any, for such previous fiscal year.

7. This Agreement has an initial term of two years, and shall apply for each fiscal year thereafter so long as it is in effect. After the end of the initial term, this Agreement shall automatically renew for one-year terms unless Virtus provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least thirty (30) days prior to the end of the then-current term. In addition, this Agreement may be terminated by the Fund, upon ninety (90) days’ prior written notice to Virtus at its principal place of business.

8. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust, as amended or supplemented from time to time (the “Declaration of Trust”) or Bylaws, as amended or supplemented from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or that relieves or deprives the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

9. Any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “1940 Act”), has the same meaning as in the Advisory Agreement and the 1940 Act, as applicable, unless otherwise specified herein, and any question of interpretation of such term or provision will be resolved by reference to the Advisory Agreement and the 1940 Act, as applicable.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11. A copy of the Fund’s Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Fund as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.

If the foregoing correctly sets forth the agreement between the Fund and Virtus, please so indicate by signing and returning to Virtus the enclosed copy hereof.

Very truly yours,

VIRTUS STONE HARBOR EMERGING MARKETS INCOME FUND

By:	/s/ W. Patrick Bradley
Name:	W. Patrick Bradley
Title:	Executive Vice President

ACCEPTED AND AGREED TO:

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

By:	/s/ Richard W. Smirl
Name:	Richard W. Smirl
Title:	Executive Vice President

SCHEDULE A

(updated as of April 11, 2022)

Fund Name	Expense Limit	Expense Limitation Expiration Date
Virtus Stone Harbor Emerging Markets Income Fund	0.58%	April 10, 2024